May 15, 2006

Mr. Jonathan P. Ward
425 E. Woodland
Lake Forest, IL 60045

Re:	Acceptance of Resignation

Dear Jon:

The Board of Directors (the “Board”) of The ServiceMaster Company (“ServiceMaster”) hereby accepts your resignation, effective at 5:30 p.m., Chicago time, on May 15, 2006, of (1) your position as Chairman and Chief Executive Officer and as a director of ServiceMaster and (2) from all offices you hold in, and as a director of, all direct or indirect subsidiaries or affiliates of ServiceMaster. The Board appreciates your many contributions to ServiceMaster and wishes you well in your future endeavors.

The Board is hopeful that you will agree to continue your employment with ServiceMaster from May 15, 2006 until June 30, 2006 in a non-executive position to assist in the transition of your duties and responsibilities to an Interim Chairman and Chief Executive Officer to be appointed by the Board of Directors of ServiceMaster. During this transition period, you would continue to receive your current rate of base pay, participate in ServiceMaster’s standard employee benefit plans and have access to your current e-mail, cell phone and Blackberry services.

For purposes of your Employment Agreement (the “Agreement”) dated as of November 1, 2004 by and between you and ServiceMaster, ServiceMaster will treat your termination of employment as though it were a termination of employment that is governed by Section 5(a) of the Agreement. For purposes of the Agreement, your Date of Termination will be June 30, 2006. As set forth in Section 5(a) of the Agreement, ServiceMaster will pay to you the amounts set forth in Section 5(a)(1) – (4) and provide the benefits set forth in Section 5(a)(5), subject to your execution of a release. The release is included with this letter, and will be effective when it has been executed by both you and ServiceMaster.

In addition to the amounts payable pursuant to the preceding paragraph, and subject to your execution of the release, ServiceMaster will reimburse you for outplacement and related services and for the reasonable legal fees which you incur in connection with your termination of employment, in an aggregate amount not to exceed $100,000.

ServiceMaster calls your attention to Section 6 of the Agreement relating, among others things, to your agreements not to compete or solicit employees or business or disclose or misuse confidential information for two years after the Date of Termination.

For purposes of your Restricted Stock Unit Award Agreement (the “RSU”) dated as of November 1, 2004, ServiceMaster will treat your termination of employment as though it were a termination of employment that is governed by Section 2(c) of the RSU. For purposes of the RSU, the effective date of your termination of employment will be July 31, 2006.

Pursuant to Section 8 of your Change in Control Severance Agreement (the “CIC Agreement”) dated as of October 31, 2001 by and between you and ServiceMaster, this letter also constitutes approval of the termination of the CIC Agreement effective as of the Date of Termination.

THE SERVICEMASTER COMPANY

By:	/s/ Sidney E. Harris
Name: Sidney E. Harris
Title: Presiding Director

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